Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259733

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated September 30, 2021)

SPIRE GLOBAL, INC.

61,883,713 Shares of Class A Common Stock

6,600,000 Warrants to Purchase Class A Common Stock

18,099,992 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated September 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-259733). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale of (i) 24,500,000 shares of Class A common stock, par value $0.0001 per share issued in the PIPE Investment by certain of the selling securityholders, (ii) 35,306,951 shares of Class A common stock issued to certain securityholders in connection with the Business Combination, (iii) 2,076,762 shares of Class A common stock issuable to certain securityholders pursuant to the Earnout, and (iv) 6,600,000 warrants to purchase shares of Class A common stock originally issued in connection with our initial public offering (“private placement warrants”). The Prospectus and this prospectus supplement also relate to the issuance by us of up to 18,099,992 shares of Class A common stock that are issuable by us upon the exercise of the private placement warrants and the exercise of 11,499,992 warrants that were previously registered (“public warrants”).

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. The selling securityholders may sell the securities described in the Prospectus in a number of different ways and at varying prices. We will not receive any of the proceeds from such sales, but we will receive the proceeds from the exercise of the warrants. The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them in disposing of these securities. We will bear all other costs, fees and expenses incurred in effecting the registration of these securities, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus. We provide more information about how the selling securityholders may sell their securities in the section titled “Plan of Distribution” appearing elsewhere in the Prospectus.

The selling securityholders may sell any, all or none of the securities and we do not know when or in what amount the selling securityholders may sell their securities hereunder following the effective date of this registration statement.

Our Class A common stock is traded on NYSE under the symbol “SPIR.” Our public warrants are traded on the NYSE under the symbol “SPIR.WT” and, after resale, our private placement warrants will also trade under the same ticker symbol as the public warrants. On November 3, 2021, the last quoted sale price for our Class A common stock as reported on NYSE was $5.78 and the last reported sale price of our public warrants was $1.25.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus.

You should rely only on the information contained in the Prospectus and this prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2021

SPIRE GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39493	85-1276957
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8000 Towers Crescent Drive Suite 1100 Vienna, Virginia		22182
(Address of principal executive offices)		(Zip code)

(202) 301-5127

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting materials pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) Appointment of Chief Operating Officer

Effective on October 22, 2021, Theresa Condor was appointed as the Chief Operating Officer of Spire Global, Inc., a Delaware corporation (f/k/a NavSight Holdings, Inc., a Delaware corporation and the predecessor company) (the “Company”).

Theresa Condor, age 41, served as the Company’s Executive Vice President, General Manager of Space Services and Earth Intelligence and as one of Company’s directors since August 2021. Ms. Condor served as Executive Vice President, General Manager of Space Services and Earth Intelligence at Spire Global Subsidiary, Inc., a Delaware corporation (f/k/a Spire Global, Inc., a Delaware corporation), in addition to serving in a variety of other roles, since February 2013, and served as one of the directors since November 2015. From August 2008 to February 2012, Ms. Condor was with Citi Group Inc., an investment bank and financial services company, where she served most recently as Vice President of Trade Risk Distribution at the Latin America Desk and previously as a Rotating Management Associate. Ms. Condor holds a B.A. in Government from Cornell University and an M.I.A. in International Finance and Policy from the School of International and Public Affairs at Columbia University.

Peter Platzer, the Company’s Chief Executive Officer and another one of the Company’s directors, and Ms. Condor, are husband and wife.

There are no changes in Ms. Condor’s compensation package or to the terms of the Long Term Employment Contract, dated as of January 1, 2018, by and between Spire Global Luxembourg Sa`rl and Ms. Condor, a copy of which was filed as Exhibit 10.12 of the Company’s Registration Statement on the Form S-1 filed September 23, 2021.

The Company previously entered into its standard form of indemnification agreement with Ms. Condor, a form copy of which was filed as Exhibit 10.5 of the Company’s Current Report on Form 8-K filed on August 20, 2021.

Other than the arrangements described above, Ms. Condor has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed. Other than the family relationship described above, there are no arrangements or understandings between Ms. Condor and any other persons pursuant to which Ms. Condor was appointed as Chief Operating Officer.

A copy of the news release issued by the Company on October 26, 2021 announcing Ms. Condor’s appointment as Chief Operating Officer is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	News release of Spire Global dated October 26, 2021 announcing the appointment of Theresa Condor as Chief Operating Officer.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2021

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer

Exhibit 99.1

SPIRE GLOBAL, INC. APPOINTS THERESA CONDOR CHIEF OPERATING OFFICER

Condor to Oversee Global Operations for the Company and Further Go-to-Market Success

VIENNA, VA—(BUSINESS WIRE)— Spire Global, Inc. (NYSE: SPIR) (“Spire” or “the Company”), a leading global provider of space-based data, analytics, and space services today announced that it has appointed Theresa Condor to Chief Operating Officer. In her role, Ms. Condor will directly oversee Spire’s Weather, Aviation, Earth Intelligence, and Space Services business units worldwide. Ms. Condor was formerly Executive Vice President and General Manager of Spire Space Services and Earth Intelligence.

“Theresa has been integral to Spire’s success since day one, leading the build out of each of our business units. Her experience makes her uniquely positioned to take on this role as she has a deep understanding of how each business operates and how Spire can optimize for success,” said Peter Platzer, CEO of Spire.

As part of the early team at Spire, Ms. Condor focused on building the initial business case and then took a lead role in business development, fundraising, and corporate partnerships as the Company transitioned from the Ardusat project into Nanosatisfi and eventually into Spire Global, Inc. In addition to spearheading Spire’s international expansion to Singapore and Glasgow, she signed the Company’s first international MOU, first LOI, and first million-dollar contract. As a General Manager, Ms. Condor most recently led two of Spire’s business units, Spire Space Services and Earth Intelligence.

“At Spire we use rich global data from the ultimate vantage point of space to create reliable, high-impact insights about the Earth, oceans, and atmosphere to power our customers’ initiatives and solve complex challenges,” said Ms. Condor. “I have been fortunate to see the impact of Spire solutions on our commercial and government customers, and I look forward to strategically working with my colleagues leading our business units to ensure that we continue to innovate while maximizing the value that we create for customers around the world.”

Prior to Spire, Ms. Condor worked in emerging markets finance. She managed the Latin America trade syndications desk for Citibank out of New York, where she worked at the intersection of supply chain management, global trade, and development finance at the height of the financial crisis. Ms. Condor also worked on multi-million dollar contracting projects in the shipping industry and lived in Bangladesh while working for a USAID private sector development and trade promotion project. She has studied at Cornell University, The London School of Economics, and Columbia School of International and Public Affairs (SIPA).

About Spire Global, Inc.

Spire is a leading global provider of space-based data, analytics, and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com.

Contacts:

For Media:

Janine Kromhout

janine.kromhout@spire.com

(650) 269-1417

For Investors:

Hillary Yaffe

Hillary.Yaffe@spire.com

(917) 764-4297